Report to Shareholders	March 31, 2011

In the past year, the Company has achieved its goals and exceeded expectations of many of our shareholders and observers.

This success is due to the efforts of a small but strong team of professionals at Nevsun and a great leadership team at our Bisha mine in Eritrea.  Our dedicated contractors and employees, plus the integral part played by the State of Eritrea, have advanced Bisha to production today. The Eritrean Government has been particularly supportive of the Bisha Mine, and we are pleased that Nevsun has been able to help establish Eritrea’s mining industry.

In the face of adversity in early 2010, the Company successfully financed Bisha without any debt or hedging and then promptly completed construction, with first gold pour in December 2010. The ramp up to commercial production was achieved a brief two months later, with Bisha now producing over 1,000 ounces of gold per day.

We have this month increased our mineral reserves by 40% and are actively engaged in drill programs that should result in another reserve re-statement later this year.

As explained in our annual management discussion and analysis and evidenced in our annual financial statements, the Company has a strong cash position and has successfully transitioned to an operating mining company. We look forward to a strong year in 2011.

Outlook for 2011:

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We will accumulate significant cash from operations

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We expect to significantly add to existing Bisha reserves

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We will apply for an additional mining license on the Harena deposit

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We are actively evaluating possible acquisitions and, if we are able to identify an asset of sufficient quality at a reasonable price, we plan on expanding our property portfolio

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We will explore a potential dividend policy to provide a cash return to shareholders

We have proven our ability in the past few years to get Bisha into very successful production and look forward to expanding this success in 2011.

On behalf of Nevsun and the Board of Directors, I would like to thank you for your commitment to the growth and future prosperity of the Company.

“Cliff T. Davis”

Clifford T. Davis
President and CEO

Nevsun Resources Ltd.